Exhibit 6.3

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into effective November 1st, 2022, 2022 by and between Invest Inc., a Wyoming corporation (“Employer”) and Jeffrey Pesner, an individual (“Employee”) with reference to the following facts:

A.    Employer desires to engage the services of Employee to perform services for Employer under the terms and conditions of this Agreement.

B.    Employee is agreeable to performing services on behalf of Employer under the terms and conditions of this Agreement.

WHEREFORE, in consideration of the foregoing and the covenants contained herein, the parties agree as follows:

1.    Employment. Employer hereby employs Employee and Employee agrees to be employed by Employer to provide services for Employer as Chief Operating Officer and Secretary of Employer’s business. Employee’s employment by Employer shall be subject to the terms and conditions of this Agreement.

2.    Duties. The parties agree that Employee will provide services as a full-time employee of Employer. Employee shall have, subject to the general direction of the Employer’s Board of Directors, such duties, powers, and authority as are commensurate with his position as Chief Operating Officer and Secretary and such other duties and responsibilities that are commensurate with his positions as reasonably delegated to him from time to time by the Board of Directors. In this position, Employee shall report directly to the Chief Executive Officer. Employee agrees to perform his duties diligently and competently and to the best of his abilities, and may not, without the Employer’s consent, be engaged, either directly or indirectly, in any other business activity pursued for gain, profit or other pecuniary advantage. Employee acknowledges that Employee’s job title and duties may be changed by Employer from time to time as determined by the Employer in its sole discretion.

3.    Policies. Employee agrees to comply with the policies and procedures established by Employer, including but not limited to those set forth in any written or oral policy, handbook, or otherwise as revised from time to time. Employee further agrees that he will conduct himself in an ethical and professional manner, that he will refrain from any form of harassment or discrimination and that he will cooperate with other employees and customers of Employer in a professional manner.

4.    At Will Employment. It is expressly understood and agreed that Employee’s employment with Employer is at will and that this Agreement may be terminated at any time, with or without cause by either Employer or Employee.

5.	Compensation.

5.1    Salary. Employer agrees to compensate Employee at the salary reflected on Exhibit A which is attached hereto and incorporated herein by reference. Employee’s salary or other compensation may be increased or decreased by Employer by means of a written salary

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addendum which shall be attached to this Agreement and become a part hereof. Any salary addendum shall be effective on the next pay period after its delivery to Employee.

5.2    Company Benefits. Employee shall be eligible to participate in all employee benefit programs of Employer as Employer may establish from time to time. It is understood and agreed that any and all such employee benefit programs may be modified or amended upon reasonable notice by Employer.

5.3    Termination. In the event of the termination of this Agreement, Employee’s rights to any ongoing compensation will cease.

6.    Payroll Withholding. Any and all payments due to Employee under this Agreement shall be reduced by income tax withholding and any other applicable payroll withholdings as required by law.

7.    Expenses. Employer shall reimburse Employee for reasonable business expenses incurred by Employee in the performance of his employment duties, which expenses are incurred and accounted for in accordance with the policies and procedures of Employer, upon presentation by Employee from time to time of an itemized account of such expenditures in accordance with the expense reimbursement policies maintained by Employer from time to time.

8.    Derivative Work. Any information or written material supplied by Employer to Employee to enable him to perform his responsibilities under this Agreement is owned exclusively by Employer. Neither Employee nor those acting under or in concert with him will copy or use any such material or create or produce anything derived from such material for purposes other than Employee’s performance of his responsibilities under this Agreement.

9.    Inventions. All rights to discoveries, inventions, improvements and innovations (including all data and records pertaining thereto) related to the business of Employer, whether or not patentable, copyrightable, registrable as a trademark, or reduced to writing, that Employee may discover, invent, or originate during the term of this Agreement, either alone or with others and whether or not during working hours or by the use of the facilities of Employer (“Inventions”), shall be the exclusive property of Employer. Employee shall promptly disclose all Inventions to Employer, shall execute at the request of Employer any assignments or other documents Employer may deem reasonably necessary to protect or perfect its rights therein, and shall assist Employer, upon reasonable request, in obtaining, defending and enforcing Employer’s rights therein.

10.	Confidential Information and Non-Disclosure

10.1    As used in this Agreement, the term “Confidential Information” shall mean the following: All nonpublic information of any kind, nature, or description concerning any matters affecting, relating to or generated in the operation or conduct of Employer’s related businesses including, without limitation, the names, functions, concepts, ideas, formulas generated in or created as part of the operation of Employer’s business as well as any products, pricing structures, costs or other financial information relating to Employer or its business. Confidential Information shall also include all Derivative Work and Inventions, as described in Section 8 and 9 above, and any trade secrets created or owned by Employer or used in its

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business including but not limited to the methods used by Employer to install or remove wrapping on vehicles as well as Employer’s customer lists or information about its clients or the independent contractors used by Employer. Confidential Information shall also include all notebooks, documents, memorandums, reports, writings, books, correspondence, computer programs, or any other written or graphic records or other information of, about or concerning Employer’s business, its manner of operation, or its products of any kind, nature or description which is not at the point of disclosure generally available to the public.

10.2    During the term of this Agreement, Employee will have access to and become acquainted with various pieces of Confidential Information and opportunities which are owned by Employer and which are regularly used in the operation of the business of Employer. During the term of this Agreement, and at all times after the termination of Employee’s employment, Employee shall not disclose any of the aforesaid Confidential Information, directly or indirectly, or take advantage of the aforesaid opportunities in any way, either during the term of this Agreement or at any time thereafter, except as required hereunder. All Confidential Information coming into Employee’s possession shall remain the exclusive property of Employer and shall not be copied and/or removed from the premises of Employer under any circumstances whatsoever without the prior written consent of Employer. Under no circumstances shall such Confidential Information be allowed to fall into the hands of or be used by Employee or any competitor of Employer, except in the furtherance of this Agreement. To the extent that Employee originates, develops, or reduces to writing Confidential Information, Employee does so within the scope of services provided hereunder. In either circumstance, Employer possesses all right, title, and interest in all Confidential Information.

10.3    Employee agrees to deliver promptly to Employer at any time upon request by Employer and upon the termination of his employment for any reason, all files, records, documents, drawings, customer lists, other lists, equipment, books, notebooks, memoranda, reports, correspondence, or other written or graphic records and the like, and all other Confidential Information relating to Employer’s business, which are or have been in Employee’s possession or under his control.

10.4    During the term of this Agreement and at all times after the termination of Employee’s employment, Employee shall not, directly or indirectly, whether individually, as a director, stockholder, owner, partner, employee, principal or agent of any business, or in any other capacity, make known, disclose, furnish, make available or utilize any of the Confidential Information, other than in the proper performance of the duties contemplated herein unless and until such Confidential Information shall become general public knowledge through no fault of Employee.

10.5    During the term of this Agreement and at all times after the termination of Employee’s employment, Employee shall not, directly or indirectly, make known to any person, firm, or Company the names, addresses, or telephone numbers of customers of Employer or any other Confidential Information pertaining to them.

11.	Non-Competition.

11.1    Employee shall not, so long as he is employed by Employer, engage in “Competition” with Employer. For purposes of this Agreement, Competition by Employee shall

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mean Employee’s engaging in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting his name to be used in connection with the activities of any other business or organization anywhere in the United States which competes, directly or indirectly, with the business of Employer.

11.2    During Employee’s employment, Employee agrees not to plan or otherwise take any preliminary steps, either alone or in concert with others, to set up or engage in any business enterprise which the Employer determines in good faith to be in Competition in any manner whatsoever with its business.

11.3    After the termination of Employee’s employment with Employer, Employee agrees that he will not, directly or indirectly, for his benefit or for the benefit of any other person, firm or entity, use or disclose Confidential Information to engage in Competition with Employer.

12.	Non-Solicitation.

12.1    After the termination of Employee’s employment with Employer, Employee agrees that he will not, directly or indirectly, for his benefit or for the benefit of any other person, firm or entity, use or disclose Confidential Information to solicit or entice or participate in the solicitation or attempt to solicit or in any manner encourage employees or consultants of the Employer to leave the Employer or work for any other entity or person (including yourself).

12.2    After the termination of Employee’s employment with Employer, Employee agrees that he will not, directly or indirectly, for his benefit or for the benefit of any other person, firm or entity, use or disclose Confidential Information to solicit, or take away, or attempt to call on, solicit, or take away, any of the Employer’s customers.

13.    Injunctive Relief. Employee acknowledges that the services to be rendered by him to Employer are of a special and unique character, which gives this Agreement a peculiar value to Employer, the loss of which may not be reasonably or adequately compensated for by damages in an action at law, and that a material breach or threatened breach by him of any of the provisions contained in this Agreement, will cause Employer irreparable injury. Employee therefore agrees that Employer shall be entitled, in addition to any other right or remedy, to a temporary, preliminary and permanent injunction, without the necessity of proving the inadequacy of monetary damages or the posting of any bond or security, enjoining or restraining Employee from any such violation or threatened violations.

13.1    Employee further acknowledges and agrees that due to the uniqueness of his services and confidential nature of the information he will possess, the covenants set forth in Sections 10, 11, and 12 of this Agreement are reasonable and necessary for the protection of the business and goodwill of Employer.

13.2    Employee further agrees that the terms of Sections 10, 11, and 12 survive the termination of Employee’s employment.

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14.    No Conflict. Employee represents and warrants that Employee’s execution of this Agreement and performance of services under this Agreement will not violate any obligations Employee may have to any other person or entity.

15.    Return of Employer Property. Employee agrees that following the termination of his employment for any reason, he shall return all property of Employer, its subsidiaries, affiliates and any divisions thereof which is then in or thereafter comes into his possession, including, but not limited to, documents, contracts, agreements, plans, photographs, books, notes, electronically stored data and all copies of the foregoing as well as any other materials or equipment supplied by Employer to Employee.

16.    Notices. Any notices to be given hereunder by either Party to the other shall be in writing and may be transmitted by personal delivery, overnight delivery, mailed by registered or certified mail, postage prepaid with return receipt requested, or sent by electronic mail (with receipt confirmed). Mailed notices shall be addressed to the Parties at the addresses set forth below, but each Party may change that address by written notice in accordance with this section. Notices delivered personally shall be deemed communicated as of the date of actual receipt; mailed notices shall be deemed communicated three days from the date of mailing.

Employer:            Invest Inc.

6582 S. Big Cottonwood Canyon Road, Suite 200 Salt Lake City, UT 84121

Attn: Board of Directors

Employee:            Jeffrey Pesner

jspesner@gmail.com

17.    Non-Assignment. This Agreement is personal to Employee. Employee shall not have the right to voluntarily or involuntarily, directly or indirectly, license, assign, transfer, convey, hypothecate, encumber or otherwise alienate in any way or disclose of any aspects of the rights granted in this Agreement. Any sale, transfer, encumbrance, purported or otherwise or any interest in this Agreement by Employee shall be null and void.

18.    Binding on Successors. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Employer.

19.    Entire Agreement. This Agreement contains the entire and exclusive agreement of the parties hereto. No prior written or oral negotiations, representations, inducements, promises, correspondence, memoranda, or agreements between them originating before the date of the Agreement regarding the subject of this Agreement not embodied herein shall be of any force or effect. The parties intend the terms of this Agreement to be the final expression of their Agreement, and it may not be contradicted by evidence of any prior agreement or contemporaneous oral agreement. No extrinsic evidence whatsoever may be introduced in a judicial or arbitration proceeding, if any, involving this Agreement. No express or implied warranties, covenants, or representations have been made concerning the subject matter of this Agreement unless expressly stated herein. The parties hereto have not relied on any prior or contemporaneous written or oral representations in deciding to enter into this Agreement.

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20.    Amendment. This Agreement may not be superseded and none of the terms of this Agreement can be waived or modified except by an express written agreement signed by both parties hereto. Any oral representations or modifications concerning this Agreement (including any fully executed oral agreements or modifications) shall be of no force or effect unless contained in a subsequent written modification signed by all parties.

21.    No Waiver. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver of any such provision, nor prevent such party thereafter from enforcing such provision or any other provision of this Agreement. The rights and remedies granted both parties herein are cumulative and the election of one shall not constitute a waiver of such party’s right to assert all other legal remedies available under the circumstances.

22.    Counterparts. This Agreement may be executed in any number of counterparts, including by electronic transmission, each of which shall be deemed an original, but all such counterparts together shall constitute one and the same instrument.

23.    Attorneys’ Fees. In the event a dispute arises with respect to this Agreement, the party prevailing in such dispute shall be entitled to recover all expenses, including, without limitation, reasonable attorneys’ fees and expenses incurred in ascertaining such party’s rights and in preparing to enforce or in enforcing such party’s rights under this Agreement, whether or not it was necessary for such party to institute a demand for arbitration or processing. It is intended that attorneys’ fees and expenses be construed in its broadest sense to include all expenses and costs associated with a legal action such as (but not by way of limitation) paralegal fees, investigator fees and costs of travel.

24.    Severability. If any term, provision, covenant, or condition of this Agreement is held to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants and conditions shall remain in full force and effect and shall in no way be affected, impaired, or invalidated.

25.    Governing Law, Exclusive Jurisdiction. This Agreement is being delivered in the State of California and shall be construed and enforced in accordance with the laws of the State of California. Each party consents to the exclusive jurisdiction and venue in any state or federal court located within Orange County, State of California for any action brought or maintained hereunder.

[SIGNATURE PAGE TO FOLLOW]

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first written above.

EMPLOYER	EMPLOYEE
Invest Inc., a Wyoming Corporation	Jeffrey Pesner

By: /s/ Jacob Fernane	By: /s/ Jeffrey Pesner
Jacob Fernane, President	Jeffrey Pesner

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EXHIBIT A

Job Title

Chief Operating Officer and Secretary

Compensation

$150,000 per year

50,000 options vest monthly over one year (1/12th per month) starting on the first day of the first full month following the Option Grant

Performance Incentive Schedule

Gross Annual Revenue	Stock Grant
$10,000,000	75,000
$20,000,000	75,000
$30,000,000	75,000
$40,000,000	75,000
$50,000,000	75,000
$60,000,000	75,000
$70,000,000	225,000
$70,000,000+	Board Determination

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